FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                                 By: /s/David Patterson/s/

COASTPORT CAPITAL INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited)

MARCH 31, 2005

Responsibility for Financial Statements

The accompanying financial statements for Coastport Capital Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at March 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the periods then ended.

COASTPORT CAPITAL INC.

BALANCE SHEETS

	March 31,	December 31,
	2005	2004

ASSETS

Current
Cash and cash equivalents	$583,249	$628,348
Amounts receivable	10,846	12,304

Total Current Assets	594,095	640,562

Mineral property interests and deferred exploration (Note 3)	241,078	241,078

Total Assets	$835,173	$881,730

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 262,168	$ 251,910

SHAREHOLDERS’ EQUITY

Share capital (Note 4)	841,916	841,916

Contributed surplus	165,578	165,578

Deficit	(434,489)	(377,674)

Total Shareholders’ Equity	573,005	629,820

Total Liabilities and Shareholders’ Equity	$835,173	$881,730

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS

“Laurie W. Sadler” Director - Laurie W. Sadler “Leonard C. Dennis” Director - Leonard C. Dennis

COASTPORT CAPITAL INC.

STATEMENTS OF OPERATIONS AND DEFICIT

For the Period Ended March 31

	2005	2004	2003

EXPENSES

General and administrative
Legal	15,744	831	3,871
Audit and accounting	1,340	-	1,150
Transfer agent	1,052	923	1,579
Regulatory fees	4,162	5,804	5,060
Shareholder information	-	480	3,230
Office and miscellaneous	2,579	797	224
Rent	2,400	-	-
Consulting	10,517	7,000	-
Investor Relations, Travel & promotion	24,114	-	-
Less: interest income	(5,092)	(926)	(1,409)

Loss for the period	56,815	14,909	13,705

Deficit, beginning of the period	377,674	152,363	40,917

Deficit, end of the period	$434,489	$167,272	$ 54,622

Basic and diluted loss per common share	$0.01	$0.01	$0.00

Basic and diluted weighted average number of common shares outstanding	9,320,000	2,160,000	3,627,400

COASTPORT CAPITAL INC.

STATEMENTS OF CASH FLOWS

For the Period Ended March 31

2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(56,815)	$(14,909)	$(13,705)
Items not affecting cash:
Stock-based compensation	-	-	-

Net change in non-cash working capital items:
Amounts receivable	1,458	(1,742)	103
Accounts payable and accrued liabilities	10,258	4,858	10,137

(45,099)	(11,793)	(3,465)

CASH FLOWS FROM INVESTING ACTIVITIES
Deferred acquisition costs	-	-	(51,198)

Increase (decrease) in cash and cash equivalents during the year	(45,099)	(11,793)	(54,663)

Cash and cash equivalents, beginning of the period	628,348	195,737	292,789

Cash and cash equivalents, end of period	$583,249	$183,944	$238,126

Supplemental disclosure relating to cash flows:

There were no non-cash transactions during the periods ended March 31, 2005, 2004 and 2003.

Other cash flow information:

Interest received	$-	$-	$13
Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

1.	NATURE OF OPERATIONS

The Company was incorporated on April 14, 2000 pursuant to the Alberta Business Corporations Act.

The Company is a capital pool company established under the policies of the TSX Venture Exchange (the “Exchange”). As a capital pool company, the Company’s principal business is the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. Where an acquisition or participation is warranted (the “Qualifying Transaction”), additional funding will be required. The ability of the company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

The Company was unable to complete a Qualifying Transaction within the time limits permitted pursuant to the policies of the Exchange. The company therefore elected to transfer its listing from the Exchange to the NEX Board (“NEX). On December 19, 2003 the Company received shareholder approval for the transfer of its listing to NEX as well as the cancellation of all its existing escrow common shares and the consolidation of its shares on a one new for three old basis. The Company completed its transfer to NEX and trading of its securities was resumed effective February 16, 2004.

Pursuant to Policy 2.6 of the Exchange, the Company was required to complete a Reactivation which met the applicable Exchange requirements, in order for its securities to be re-listed on the Exchange.

On July 20, 2004, the Company entered into an option agreement, its Qualifying Transaction, to acquire a 50% interest in the San Ramon mineral property, which is prospective for gold, located in south-central Nicaragua in consideration of incurring an aggregate of US$2,000,000 in exploration expenditures on the property by July 1, 2006. On October 29, 2004, the Company announced that this transaction was approved by the Exchange and trading of its shares resumed on November 2, 2004. The Company’s trading symbol remains unchanged as “CPP”.

In late November, 2004, the Company commenced exploration of the San Ramon gold project and has not yet determined whether these mineral property interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral property interests and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31,	December 31,
	2005	2004

Deficit	$ (434,489)	$ (337,674)
Working capital	$ 331,927	$ 388,652

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

The fair value of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments.

Stock Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments (“Section 3870”) whereby all stock based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock based payments are vested or the awards or rights are granted. For the years ended December 31, 2003 and 2002, the Company applied the intrinsic value-based method, which recognizes compensation cost for awards to directors and employees only when the market price exceeds the exercise price at date of grant but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has prospectively adopted the fair value method for measuring compensation. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost. The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost. All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject property. Management’s determination for impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; 2) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. As at March 31, 2005 and 2004, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Canadian GAAP Conflict in Accounting for Mineral Property Interests and Deferred Exploration

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”). AcG 11 addresses three distinct issues: i) the capitalization of costs/expenditures; ii) impairment; and, iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies and is effective no later than fiscal periods beginning on or after April 1, 2000, which in the case of the Company, is the year ended December 31, 2004.

In March 2002, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-126 “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment” (“HB 3061”), paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flows from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and HB 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

As disclosed above, the Company considers that its mineral property interest and deferred exploration costs have the characteristics of property, plant and equipment, and, accordingly, the Company has chosen to classify its mineral property interests and deferred exploration costs as tangible assets in accordance with its interpretation of Canadian GAAP.

Cost of maintaining mineral property interests and deferred exploration costs

The Company does not accrue the estimated future costs of maintaining its mineral property interests and deferred exploration costs in good standing.

Income taxes

Future income tax expense is determined using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options would reduce the calculated loss per share, and therefore, basic and diluted loss per share are the same.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.	MINERAL PROPERTY INTERESTS

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title o\to its properties is in good standing. The properties in which the Company has committed to earn an interest are located in Nicaragua, and the Company is therefore relying on title opinion by legal counsel who is basing such opinion on the laws of Nicaragua.

Pursuant to an option agreement dated July 20, 2004 the Company was granted an option to acquire a 50% interest in a mineral property located in north-central Nicaragua from Radius Gold Inc. (“Radius”). The mineral property consists of three exploration concessions totaling 10,304.27 hectares. To earn a 50% interest in the property, the Company will be required to incur exploration expenses in the aggregate of at least US$2,000,000 on the property by July 1, 2006 as follows:

I.	At least Cdn $200,000 by December 1, 2004;
II.	At least Cdn $330,000, in aggregate, by February 1, 2005 (*waived);
III.	At least US$1,000,000, in aggregate, by December 31, 2005; and
IV. At least US$2,000,000, in aggregate, by July 1, 2006

Radius’ interest in the property is held pursuant to the terms of an underlying option agreement with the Landowner whereby Radius has the right to acquire a 70% interest in the property upon making cash payments in the aggregate of US$475,000 (US$225,000 paid) and incurring an aggregate of US$2,000,000 in exploration expenditures on the property by February 6, 2007. The Company had agreed to be bound by the terms of this underlying agreement. Upon Radius earning a 70% interest in the property and assuming the Company exercises its option, the property will be held by the Company as to 50%, Radius as to 20% and the Landowner as to 30%. The Landowner may elect to convert his interest to a 4% net smelter royalty (“NSR”). In the event this election is made, Radius and the Company will each hold a 50% interest in the property, subject to the 4% NSR in favour of the Landowner. One-half of the NSR may be purchased from the Landowner for the price of US$1,250,000 per one percentage royalty point. The NSR is automatically reduced to 2% upon the Landowner receiving royalties in the aggregate of US$2,500,000.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

3.	MINERAL PROPERTY INTERESTS (Cont’d)

As at December 31, 2004 and March 31, 2005, a total of $241,078 has been incurred by the Company on the San Ramon property as follows:

Exploration Costs
Drilling	$163,159
Geological	28,696
Management fees and administration	20,787
Field supplies and materials	16,223
Travel and accommodation	5,380
Legal	4,395
Licences and taxes	2,438
$241,078

*
On February 14, 2005, the Company announced that the option agreement with Radius had been amended to waive the requirement for the Company to have incurred exploration expenses of at least Cdn$330,000 in aggregate by February 1, 2005.

4.	SHARE CAPITAL

Authorized
An unlimited amount of common shares without par value.
An unlimited number of preferred shares issuable in series, rights and privileges to be determined upon issue.

Issued and Outstanding

Common Shares	Number of Shares	Amount

Balance, December 31, 2003	2,160,000	$201,831

Issued
Private placements, net of issue costs	7,160,000	640,085

Balance, December 31, 2004 and March 31, 2005	9,320,000	$841,916

Escrow Shares

During the fiscal year ended December 31, 2003, in accordance with the policies of the Exchange and pursuant to its transfer to NEX (Note 1), a total of 1,467,400 of the Company’s issued shares, held pursuant to escrow agreements, were cancelled. The ascribed value of the cancelled shares, in the amount of $137,114, was transferred to contributed surplus.

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

4. SHARE CAPITAL (Cont’d)

Stock Options (cont’d)

As at March 31, 2005, the following incentive stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price	Expiry Date	Average Remaining Contractual Life

450,000	$ 0.25	450,000	$ 0.25	November 3, 2006	1.59 years
450,000		450,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2005		2004		2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Options, beginning of period	450,000	$ 0.25	186,672	$ 0.15	316,600	$ 0.15
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired/forfeited	-	-	-	-	(129,928)	0.15

Options, end of period	450,000	$ 0.25	186,672	$ 0.15	186,672	$ 0.15

Stock-based compensation

During the year ended December 31, 2004, the Company elected to adopt the fair value method to value stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

The Company granted 450,000 stock options to directors, officers and consultants during the year ended December 31, 2004. Accordingly, stock based compensation of $28,464, calculated using the Black-Scholes options pricing model, was recorded as an expense in fiscal 2004.

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2004:

2004

Risk-free interest rate	3.14%
Expected life of options	2 years
Stock price volatility	57.98%
Dividend rate	0.00%

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

4. SHARE CAPITAL (Cont’d)

Stock-based compensation (Cont’d)

Warrants

The following share purchase warrants were outstanding at March 31, 2005:

Number of Shares	Exercise Price	Expiry Date

5,000,000	$ 0.22	September 16, 2006
549,750	$ 0.145	September 16, 2006

5.	SEGMENTED DISCLOSURE

The Company operates in one reportable operating segment, mineral exploration. Prior to the year ended December 31, 2004, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein. All of the Company’s assets are located within Canada with the exception of its mineral property interests, as discussed in Note 3.

6.	RELATED PARTY TRANSACTIONS

During the current year, the Company has paid or accrued consulting fees of $7,877 (2004 -$3,200; 2003 - $Nil) a director and to a company controlled by an officer of the Company.

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAPP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The difference between Canadian and U.S. GAAP are summarized as follows:

a.	Mineral Properties

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2.

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Under U.S. GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

b.	Stock-based Compensation

Under Canadian GAAP, the Company has adopted the fair value method of accounting for stock options granted to directors and employees as described in Note 2. For U.S. GAAP purposes, the Company applied the intrinsic value method of accounting for stock options granted to directors and employees during the years ended December 31, 2003 and 2002, and prospectively changed to the fair value method commencing with the year ended December 31, 2004. As no director or employee stock options were granted during 2003 or 2002, this difference has no effect on these financial statements.

c.	Impact of recent United States Accounting Pronouncements

(i)
In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of accounting Research Bulletin No. 51, Consolidated Financial Statements, Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(ii)
On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its consolidated financial position, results of operations or cash flows.

(iii)
In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of Statement 150 did not have any effect on its consolidated financial position, results of operations or cash flows.

(iv)
FAS 153, Exchanges of non monetary Assets. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(v)
FIN 46(R), consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December, 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by nonpublic entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(vi) In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the Fair Value Method, under Canadian GAAP.

(d)	Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

Balance Sheets

Increase (decrease) in accounts to comply with U.S. GAAP:

	March 31, 2005	December, 31 2004

Total assets under Canadian GAAP	$ 835,173	$ 835,173
Adjustment to reconcile to U.S. GAAP
Write-off of capitalized mineral property costs	(241,078)	(241,078)

Total assets under U.S. GAAP	$ 640,652	$ 640,652

COASTPORT CAPITAL INC.
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2005 and 2004

7.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

	March 31, 2005	December, 31 2004

Shareholders’ equity under Canadian GAAP	$ 573,005	$ 629,820
Adjustment to reconcile to U.S. GAAP
Write-off of capitalized mineral property costs	(241,078)	(241,078)

Total shareholders’ equity under U.S. GAAP	$ 331,927	$ 338,742

	2004	2003	2002
Statements of operation and deficit

Net loss for the period, Canadian GAAP	$ (56,815)	$ (14,909)	$ (13,705)
Adjustment to mineral property interests and deferred exploration costs	-	-	-

Net loss for the period, U.S. GAAP	$ (56,815)	$ (14,909)	$ (13,705)

Basic and diluted loss per shares, U.S.GAAP	$ (0.01)	$ (0.01)	$ (0.00)

Basic and diluted weighted average number of common shares outstanding, U.S. GAAP	9,320,000	2,160,000	3,627,400

	2004	2003	2002
Statements of cash flows

Cash flows used in operating activities, Canadian GAAP	$(45,099)	$ (11,793)	$(3,465)
Adjustments to mineral properties	-	-	-

Cash flows used in operating activities, US GAAP	(45,099)	(11,793)	(3,465)

Cash flows provided by financing activities, Canadian GAAP and US GAAP	-	-	-

Cash flows used in investing activities, Canadian GAAP	-	-	(51,198)
Adjustments to mineral properties	-	-	-

Cash flows used in investing activities, US GAAP	-	-	(51,198)

Increase in cash and cash equivalents	(45,099)	(11,793)	(54,663)

Cash and cash equivalents, beginning of period	628,348	195,737	292,789

Cash and cash equivalents, end of period	$583,249	$ 183,944	$238,126

COASTPORT CAPITAL INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
QUARTERLY REPORT - March 31, 2005

This Management Discussion and Analysis of Coastport Capital Inc. (the “Company”) provides analysis of the Company’s financial results for the three month period ended March 31, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report:  May 30, 2005

1.2	Overall Performance

Nature of Business and Overall Performance

Coastport Capital Inc. is a public company listed on the TSX Venture Exchange under the symbol: CPP and is engaged in the business of exploration and development of natural resource properties. The Company’s principal focus is the exploration and development of the San Ramon Project located in south-central Nicaragua, Central America.

The Company has been granted the exclusive option to acquire a 50% interest in the San Ramon Project in consideration of incurring an aggregate of US$2,000,000 in exploration expenditures on the project by July 1, 2006. The acquisition of the San Ramon Project is the Company’s Qualifying Transaction under the TSX Venture Exchange (“TSX-V”) Policy 2.4.

Overview

The Company was incorporated on April 14, 2000 pursuant to the Alberta Business Corporations Act and established as a capital pool company under the policies of the TSX-V. As a capital pool company, the Company’s principal business was the identification and evaluation of assets, properties or businesses with a view to acquisition or participation therein (the “Qualifying Transaction”).

The Company was unable to complete a Qualifying Transaction within the tine limits permitted pursuant to the policies of the TSX-V. The Company therefore elected to transfer its listing from the TSX-V to the NEX Board (“NEX”). On December 29, 2003, the Company received shareholder approval for the transfer of its listing to NEX as well as for the cancellation of all its existing escrow common shares and the consolidation of its shares on a one new for three old basis.

During the first quarter of 2004, the Company announced that effective at the open of the market on February 16, 2004 it was transferred to NEX from Tier 2 of the TSX-V, and trading was reinstated in the securities of the Company. The trading symbol for the company was changed from CPP.P to CPP.H and the Filing and Service office changed from Vancouver to NEX. The Company was subject to TSX-V policy 2.4 and restrictions on share issuances and certain types of payments as set out in the NEX policies.

On July 29, 2004 there was a change in management of the Company. Messrs. Laurie Sadler, Mark Prefontaine and Leonard Dennis were appointed to the Company’s Board of Directors in place of Messrs. R. Robert Lavallee, Allan Kuhling, Larry Horn, Ronald Bohaychuk and Arni Johannson. Mr. Sadler agreed to act as President of the Company. Ms. D. Kim Evans has been appointed as the Company’s Chief Financial Officer. Sharon Fleming has been appointed as the Company’s Corporate Secretary. The Company moved its head office from Edmonton, Alberta to Suite 1550, 625 Howe Street, Vancouver, BC, V6C 2T6.

In the third quarter ending September 30, 2004, the Company entered into an Option Agreement with Radius Gold Inc. (“Radius”), to acquire a 50% interest in a mineral property located in south-central Nicaragua. The mineral property consists of one granted license and two license applications totaling 10,304.27 hectares. To earn a 50% interest in the property, the Company will be required to incur exploration expenses in the aggregate of at least US$2,000,000 on the property by July 1, 2006. On February 14, 2005 the Company announced that the option agreement with Radius had been amended to waive the requirement for the Company to have incurred exploration expense of at least Cdn$330,000 in aggregate on the property by February 1, 2005. The next commitment by the Company requires an aggregate Cdn$1,000,000 in exploration expenditures on or before December 31, 2005.

In connection with this transaction, the Company completed a private placement raising gross proceeds of $550,000 through the issuance of 5,000,000 units. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable to purchase one additional common share of the Company at a price of $0.22 per share at any time on or before September 16, 2006. Private placement costs totaled $14,497. Additionally, the Company paid to Leede Financial Markets Inc. (“Leede”) a finder’s fee of $32,252, being 8% of the proceeds received by the Company from the issuance of units to investors introduced to the Company by Leede. Leede also received a share purchase warrant entitling it to purchase up to 549,750 shares of the Company at a price of $0.145 per share, exercisable for a period of two years from September 16, 2004.

Leede Financial Markets Inc. was acting as sponsor of the Company in connection with the Qualifying Transaction. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

The Company received approval of its Qualifying Transaction from the TSX-V. The Company’s Filing Statement and 43-101 compliant technical report on the San Ramon project have both been filed on SEDAR. This completed the Company’s reactivation and it moved from the NEX to the TSX-V and resumed trading on November 2, 2004 under the symbol: CPP. Upon the resumption of trading the Company had a total of 9,320,000 issued and outstanding common shares.

An initial exploration program was commenced on the San Ramon Project in late November 2004 and was completed in early 2005. This program consisted of eleven diamond drill holes, for a total of 1,550 metres, on or beneath the Rosamond and La Leonesa vein systems on the property. Drill hole SRDH-5 returned the best intersection with 16.9 g/t Au over 1.5 metres. Veins and/or wall rock stockwork and breccia zones were intersected in most holes which correlates with the results of a surface trenching program undertaken in 2003.

Prior work on the San Ramon Project by Radius focused on the Rosamond and La Leonesa veins. The Rosamond vein strikes east-west and dips to the north. This vein was previously mined over a strike length of 500 metres to an unknown depth. Radius completed channel sampling which returned an section of 12.3 g/t Au over 4.5 metres from the footwall and 13.6 g/t Au over 1.9 metres from the hanging wall. Narrow high-grade veins were mined at La Leonesa from 1902 to 1919. The veins strike east/west and dip steeply to the south. No production records exist and, thus, the depth of mining is unknown; however, old workings suggest a strike length of over 1,000 metres. Radius performed trenching which returned an intersection of 5.9 g/t Au over 4 metres from the apparent hanging wall of the main epithermal vein.

During reconnaissance prospecting on a newly acquired license in the San Ramon area, a previously unknown vein was exposed for 900 metres along strike approximately 5 kilometres southeast of the San Ramon veins. The Company has applied for a concession to cover this new discovery and will commence work on this zone shortly.

After an extended period of inactivity, the Company has begun a new and exciting chapter in its corporate development.

1.3	Selected Annual Information

Fiscal Year	2004	2003	2002
Net Sales	Nil	Nil	Nil
Net Loss	$ 225,311	$ 111,446	$ 23,241
Basic and diluted net loss per share	$ 0.05	$ 0.03	$ 0.01
Total Assets	$ 881,730	$ 197,851	$ 304,497
Total Long-term liabilities	Nil	Nil	Nil
Cash dividends per share, common	N/A	N/A	N/A

The Company’s recorded loss for 2002 and 2001 does not fluctuate greatly. The basic and diluted loss per share for each of these years is constant at $0.01. Net loss for the two years is also within a close range. In 2003, the Company experienced a significantly larger net loss of $111,446 and, as a result, an increase in the basic and diluted net loss per share. This is due to an increase in the level of operations of the Company during 2003, which included the acquisition of the Qualifying Transaction and the re-instatement on the TSX-Venture and reactivation of the Company. There was an increase in nearly all general and administrative expense categories during 2004, particularly legal costs, consulting, regulatory fees, audit and accounting costs and investor relations, travel and promotion expenditures. Additionally, the Company granted incentive stock option to directors, officers, employees and consultants during the fiscal year ended December 31, 2004 which resulted in the recording of stock-based compensation costs of $28,464.

1.4	Results of Operations for the Three Months Ended March 31, 2005

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. Generally it has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration activities. Interest income for the three months ended March 31, 2005 was $5,092 (2004 - $926), the increase being attributable to much higher cash and cash equivalents invested during the period.

Administrative Expenses

There was a loss of $56,815 for the three months ended March 31, 2005, or $0.01 per share. Comparatively, the loss for the same period in 2004 and 2003 was $14,909 or $0.01 per share and $13,705 or $0.00 per share, respectively.

General & administrative expenses increased to $56,815 (2004 - $14,909; 2003 - $13,705) during the first quarter of the year. Legal costs for the first three months of 2005 totalled $15,744 (2004 - $831; 2003 - $3,871) were comprised primarily of fees pertaining to the Company’s Qualifying Transaction and its reactivation on the TSX-V. Consulting fees of $10,517 (2004 - $7,000; 2003 - $Nil) were recorded during the period, of which $7,877 (2004 - $3,200; 2003 - $Nil) was paid to directors and/or to a company controlled by an officer of the Company. Regulatory fees decreased slightly to $4,162 (2004 - $5,804; 2003 - $5,060). Fewer filings were undertaken by the Company during the initial three month period of fiscal 2005 as compared to the same period in the prior two fiscal years. Transfer agent expenses were in line with those of the same period in the prior two fiscal years. Audit and accounting costs were $1,340 (2004 - $Nil; 2003 - $1,150). There was an increase of $24,114 (2004 and 2003 - $Nil) in investor relations, travel and promotion expenses. These expenses include: public relation activities, strategic planning and marketing services of $12,000; conference attendance and exhibition costs of $ 2,621; media relations expenses of $3,750; costs of developing a new corporate website of $3,720; meals and entertainment costs of $420; and, travel expenses totaling $1,603. With completion of its Qualifying Transaction, the Company has been ramping up its investor relations and promotional activities to appraise existing and potential shareholders of its continuing development, with the aim of also attracting new investment monies. In 2004 and 2003, the Company realized $480 and 3,230 in shareholder information costs, respectively. There were no such costs for 2005. Office and miscellaneous expenses rose to $2,579 (2004 - $797; 2003 - $224) as a result of an overall increase in corporate business activities. During the initial three months of fiscal 2005, the Company subleased a new corporate office and incurred rent expense of $2,400 (2004 and 2003 - $Nil).

Overall, cash and cash equivalents decreased by $45,099 during the period, as compared to a decrease of $11,793 in 2004 and $54,663 in 2003. Operating activities in 2005 used cash of $45,099 (2004 - $11,793; 2003 - $3,465). During 2003, a total of $51,198 was invested by the Company as business investigation costs. No similar costs were incurred in either 2004 or 2005.

1.5	Summary of Quarterly Results

	2005	2004			2003
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$ 56,815	$ 14,909	$ 27,436	$ 27,016	$ 20,565	$ 5,308	$ 71,868	$ 20,565
Basic and diluted Net Loss per share	$ 0.01	$ 0.01	$ 0.001	$ 0.01	$ 0.00	$ 0.001	$ 0.02	$ 0.00

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

1.6	Liquidity and Capital Resources

At March 31, 2005 the Company had working capital of $331,927 and cash and cash equivalents of $583,249 as compared to December 31, 2004 working capital of $388,652 and cash and cash equivalents of $628,348.

The Company’s primary mineral property interest is the San Ramon Project located in south-central Nicaragua. During 2004, total exploration expenditures were $241,078, comprised primarily of drilling costs of $163,159, geological costs of $28,696, management and administration costs of $20,786 and field supplies and materials of $16,223. During the first three months of fiscal 2005, the Company had incurred no additional mineral property interest and/or deferred exploration costs. However, under the property option agreement the Company must incur an aggregate $1,000,000 in exploration expenses prior to December 31, 2005.

Currently, the Company has sufficient funds to meet administrative expenses; however, additional funds will be required for continued mineral property exploration and general working capital purposes.

Currently, the Company has 5,549,750 share purchase warrants which upon exercise would realize up to $1,179,714 and a total of 450,000 stock options. The full exercise of these options would generate a total of $112,500 in cash.

At the date of this report the Company has 9,320,000 issued and outstanding common shares.

The Company’s continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing.

1.7	Off-Balance Sheet Arrangements

At March 2005, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8	Transactions with Related Parties

During the first quarter of fiscal 2005 ended March 31, 2005, the Company paid or accrued consulting fees of $7,877 (2004 - $3,200) a director and to a company controlled by an officer of the Company.

1.9	Proposed Transactions

There are currently no material proposed transactions being pursued or negotiated by the Company.

1.10	Changes in Accounting Policies including Initial Adoption

During the year ended December 31, 2004, the Company elected to adopt the fair value method to value all stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively.

1.11	Financial Instruments and Other Risks

The Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.